ING Life Insurance and Annuity Company
Variable Annuity Account C

Opportunity Plus
Multiple Option Group Variable Annuity Contracts

**Supplement dated November 3, 2004 to the
Contract Prospectus dated May 1, 2004,
as supplemented on May 27, 2004, August 4, 2004, August 18, 2004 and October 29, 2004**

The information in this Supplement updates and amends certain information contained in the Contract Prospectus. You should read this Supplement along with the current Contract Prospectus.

The information for ING VP Value Opportunity Portfolio appearing in Appendix IV -- Fund Descriptions in the Contract Prospectus is deleted and replaced with the following to reflect a change in the principal investment strategy effective October 1, 2004.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Variable Portfolios, Inc. – ING VP Value Opportunity Portfolio (Class I Shares)	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks and securities convertible into common stock. Under normal market conditions, invests at least 65% of total assets in common stocks.